Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No.

333-195645

USD 1.5bn 5.25% Fixed Rate Senior Notes due 2045

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	USD 1.5bn 5.25% Fixed Rate Senior Notes due 2045

Expected Issue Ratings[1]:	Baa3 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,500,000,000

Trade Date:	August 10, 2015

Settlement Date:	August 17, 2015 (T+5)

Maturity Date:	August 17, 2045

Coupon:	5.25%

Interest Payment Dates:	Semi-annually in arrear on February 17 and August 17 in each year, commencing on February 17, 2016 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated August 10, 2015 (the “Preliminary Prospectus Supplement”).

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 2.5 02/15/45

Spread to Benchmark:	235bps

Reoffer Yield:	5.266%

Issue Price:	99.760%

Underwriting Discount:	0.875%

Net Proceeds:	USD 1,483,275,000

Sole Bookrunner:	Barclays Capital Inc.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-managers:	ANZ Securities, Inc., Blaylock Beal Van, LLC, BMO Capital Markets Corp., Capital One Securities, Inc., CIBC World Markets Corp., Drexel Hamilton, LLC, Fifth Third Securities, Inc., Great Pacific Securities, ING Financial Markets LLC, Mischler Financial Group, Inc., Mizuho Securities USA Inc., Multi-Bank Securities, Inc., Natixis Securities Americas LLC, PNC Capital Markets LLC, Samuel A. Ramirez & Company, Inc., Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (publ), SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Telsey Advisory Group LLC, U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the notes involves risks. See “Risk Factors” section beginning on page S-6 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAJ47 / 06738E AJ4

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”)

Listing:	We will apply to list the notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.